82-2553

03 FEB -6 AM 7:21

03003673

4BC FORM 51-901F

QUARTERLY REPORT AND YEAR END REPORT

Incorporated as part of: __X__ Schedule A

_____ Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER: Megastar Development Corp.

ISSUER'S ADDRESS: Box 865, #5 – 911 Glover Road, Fort Langley, BC V1M 2S2

ISSUER'S TELEPHONE NUMBER: (604) 888-0786

CONTACT PERSON: Peter Haladin

CONTACT'S POSITION: Director

CONTACT TELEPHONE NUMBER: (604) 888-0786

CONTACT EMAIL ADDRESS: N/A WEBSITE ADDRESS: N/A

FOR QUARTER ENDED: November 30, 2002

DATE OF REPORT: January 13, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

DIRECTOR'S SIGNATURE	PRINT NAME IN FULL	DATE SIGNED (YY/MM/DD)
"Jerry A. Minni"	Jerry A. Minni	"03/01/14"
"Peter Haladin"	Peter Haladin	"03/01/14"

MEGASTAR DEVELOPMENT CORP.

CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2002

PROCESSED
MAR 0 3 2003
THOMSON FINANCIAL

CONSOLIDATED BALANCE SHEET

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

CONSOLIDATED STATEMENT OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PREPARED BY MANAGEMENT

SUPPL

MEGASTAR DEVELOPMENT CORP.

CONSOLIDATED BALANCE SHEET

NOVEMBER 30, 2002

(UNAUDITED)

ASSETS

	Nov. 30, 2002	Feb. 28, 2002
CURRENT		
Cash	$ 776	$ 7,450
Accounts receivable	727	2,184
Prepaid expenses and deposit	-	1,340
	1,503	10,974
RESOURCE PROPERTIES (Note 3)	11,323	11,323
	$ 12,826	$ 22,297

LIABILITIES

	Nov. 30, 2002	Feb. 28, 2002
CURRENT		
Accounts payable and accrued liabilities	$ 30,648	$ 40,738
Due to related parties	43,264	-
	73,912	40,738

SHAREHOLDERS' DEFICIENCY

	Nov. 30, 2002	Feb. 28, 2002
SHARE CAPITAL (Note 4)	4,874,080	4,830,885
DEFICIT	(4,935,166)	(4,849,326)
	(61,086)	(18,441)
	$ 12,826	$ 22,297

APPROVED BY THE DIRECTORS:

"Jean A. Minni" ____________

"Peter Haladin" ____________

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

MEGASTAR DEVELOPMENT CORP.

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

FOR THE PERIOD ENDED NOVEMBER 30, 2002

(UNAUDITED)

	3 months ended November 30, 2002	3 months ended November 30, 2001	9 months ended November 30, 2002	9 months ended November 30, 2001
EXPENSES				
Administration	$ 6,000	$ 6,000	$ 18,000	$ 18,000
Exploration costs written off	108	-	108	-
Filing fee	(84)	233	2,781	[illegible]
Interest and bank charges	92	18	145	[illegible]
Investor relations	-	7,500	1,276	[illegible]
Management fees	7,500	7,500	22,500	[illegible]
Office and miscellaneous	1,487	284	3,529	[illegible]
Professional fees	2,696	7,801	16,297	[illegible]
Project evaluation	-	-	-	[illegible]
Promotion and travel	11,526	-	11,954	[illegible]
Shareholder information	304	(350)	2,761	[illegible]
Telephone	753	10,856	1,982	[illegible]
Transfer agent	1,011	611	4,507	[illegible]
	31,393	40,453	85,840	[illegible]
NET LOSS FOR THE PERIOD	(31,393)	(40,453)	(85,840)	[illegible]
DEFICIT, BEGINNING OF PERIOD	(4,903,773)	(4,682,374)	(4,849,326)	[illegible]
DEFICIT, END OF PERIOD	$(4,935,166)	$(4,722,827)	$(4,935,166)	[illegible]

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

MEGASTAR DEVELOPMENT CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIOD ENDED NOVEMBER 30, 2002

(UNAUDITED)

	3 months ended November 30, 2002	3 months ended November 30, 2001	9 months ended November 30, 2002	9 months ended November 30, 2001
OPERATING ACTIVITIES				
Net loss for the period	$ (31,393)	$ (40,453)	$ (85,840)	$ (131,200)
Items not involving cash:				
Exploration costs written off	105	-	105	-
Non-cash working capital items	(1,343)	18,143	35,971	(24,626)
	(32,631)	(22,310)	(49,764)	(155,826)
FINANCING ACTIVITIES				
Proceeds from share subscriptions	32,635	-	43,195	154,738
INVESTING ACTIVITIES				
Increase in resource properties	(105)	-	(105)	(158)
DECREASE IN CASH	(101)	(22,310)	(6,674)	(1,246)
CASH, BEGINNING OF PERIOD	877	22,557	7,450	1,493
CASH, END OF PERIOD	$ 776	$ 247	$ 776	$ 247

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

MEGASTAR DEVELOPMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2002

(UNAUDITED – PREPARED BY MANAGEMENT)

1. NATURE OF OPERATIONS

The Company is a development stage public Company whose shares trade on the TSX Venture Exchange. The Company is in the process of exploring its mineral property and has not yet determined whether this property contains mineral reserves that are economically recoverable. These financial statements have been prepared on a going concern basis which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company has a working capital deficiency of $72,409 at November 30, 2002 and accumulated losses of $4,935,166. Its ability to continue as a going concern is dependent upon the continued support of the related parties, the ability of the Company to raise equity financing, the discovery of economically recoverable reserves and the attainment of profitable operations. These financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Because a precise determination of certain assets and liabilities is dependent on future events, the preparation of the financial statements involves the use of estimates based on careful judgment. The financial statements have, in management's opinion, been prepared within reasonable limits of materiality using the significant accounting policies noted below:

a) Principles of Consolidation

These financial statements include the accounts of Megastar Development Corp. and its wholly-owned subsidiary 1055019 Ontario Limited, ("Ontario Co."). All intercompany transactions have been eliminated.

b) Foreign Currency Translation

Foreign currency transactions are translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at the balance sheet date exchange rate and non-monetary items are translated at the historical exchange rate. Revenue and expense items are translated at the exchange rates prevailing at the transaction date. Gains or losses arising from the transactions are included in operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

c) Resource Properties – continued

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until the properties are brought into production, at which time the deferred costs are to be amortized on a unit of production basis, or until the properties are abandoned or sold, at which time the deferred costs are written off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The amounts shown as resource properties, which include deferred exploration costs, represent unamortized costs to date and do no necessarily reflect present or future values.

d) General and Administrative Expenses

The Company charges all general and administrative expenses not directly related to exploration activities to operations as incurred.

e) Fair Market Value of Financial Instruments

The carrying value of cash, accounts receivable, prepaid expenses, accounts payable and amounts due to or by related parties approximate fair market value because of the short maturity of those instruments.

f) Loss per Share

Loss per share is not presented as this information is not considered meaningful at the Company's current stage of operations.

3. RESOURCE PROPERTIES

Otish Mountain Claim, Quebec	Nov. 30, 2002	Feb 28, 2002
Acquisition costs	$ 10,000	$ 10,000
Deferred exploration costs	1,323	1,323
	$ 11,323	$ 11,323

3. RESOURCE PROPERTIES - continued

a) Simkar Property, Quebec, Canada

By agreement dated July 10, 1996, and amended December 31, 1996 and January 13, 1997 the Company acquired 100% of the issued shares of Ontario Co. As consideration, the Company issued 360,001 special warrants at a price of $1.388885 per warrant and issued 42,453 common shares at a price of $1.06 per share as a finder's fee. Ontario Co.'s assets consist of two mining concessions totaling 557 acres located in Louvicourt Township, Quebec. During the year ended February 28, 2002 management of the Company wrote down the property by $30,000 (2001 - $802,025) to an estimated value of Nil. Although the property has been written down, the Company has continued to maintain the property in good standing.

b) Jasper Mineral Claim, British Columbia, Canada

By an agreement dated January 18, 2001, the Company acquired a 100% undivided interest in the Jasper mineral claim consisting of 12 units located in the Nanaimo Mining District of British Columbia for cash consideration of $47,500. During the year ended February 28, 2002, the Company wrote down this property by $47,500.

c) Cyndi Mineral Claim, British Columbia, Canada

By agreement dated February 28, 2001, the Company acquired a 100% undivided interest in the Cyndi mineral claim consisting of 16 units located in the Nanaimo Mining District of British Columbia. As consideration, the Company issued 120,000 common shares at $0.16 per share. During the year ended February 28, 2002, the Company wrote down this property by $19,200.

d) Otish Mountain Property, Quebec, Canada

During the year ended February 28, 2002, the Company acquired a 100% interest in 2,500 hectares in Otish Mountain region of Quebec from Quebec Ministry of National Resources for cash of $10,000.

4. SHARE CAPITAL

a) Authorized

100,000,000 Common shares without par value.

b) Issued and Fully Paid

	Number of Shares	Amount
Balance, February 28, 2001	4,877,020	$ 4,649,747
Issued pursuant to exercise of stock options	220,000	26,400
Issued pursuant to a private placement	1,430,000	185,900
Share issuance costs	-	(31,162)
Balance, February 28, 2002	6,527,020	4,830,885
Issued pursuant to exercise of stock options	414,351	43,195
Balance, November 30, 2002	6,941,371	$ 4,874,080

c) Shares Held in Escrow

As at November 30, 2002, 131,250 shares of the Company are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without regulatory consent.

d) Stock Options

As at November 30, 2002, the following stock options are outstanding:

Number of shares	Exercise Price	Expiry Date
218,000	$0.12	December 29, 2005
100,000	$0.14	April 18, 2007
318,000		

4. SHARE CAPITAL - continued

e) Warrants

As at November 30, 2002 the following warrants are outstanding:

Number of shares	Exercise Price	Expiry Date
375,000	$0.19	February 15, 2003

5. RELATED PARTY TRANSACTIONS

a) During the period the Company accrued/paid management and administrative fees of $40,500 (2001 - $40,500) to the directors and a company belonging to a director.

b) During the period the Company paid $1,500 (2001-$2,300) and accrued $1,500 (2001-$1,000) for accounting fees to a firm belonging to a director.

c) Accounts payable at November 30, 2002 included $1,605 (2001-$1,070) due to an accounting firm in which a director is a partner.

d) The amount due to related parties are unsecured, non-interest bearing and have no specific terms for repayment.

4BC FORM 51-901F

QUARTERLY REPORT AND YEAR END REPORT

Incorporated as part of: ______ **Schedule A**

__X__ **Schedule B & C**

ISSUER DETAILS:

NAME OF ISSUER Megastar Development Corp.

ISSUER'S ADDRESS Box 865, #5 – 911 Glover Road, Fort Langley, BC V1M 2S2

ISSUER'S TELEPHONE NUMBER (604) 888-0786

CONTACT PERSON Peter Haladin

CONTACT'S POSITION Director

CONTACT TELEPHONE NUMBER (604) 888-0786

CONTACT EMAIL ADDRESS N/A WEBSITE ADDRESS N/A

FOR QUARTER ENDED November 30, 2002

DATE OF REPORT January 13, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. *PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.*

DIRECTOR'S SIGNATURE	PRINT NAME IN FULL	DATE SIGNED (YY/MM/DD)
"Jerry A. Minni"	Jerry A. Minni	"03/01/14"
"Peter Haladin"	Peter Haladin	"03/01/14"

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs:
   a) Breakdown of expenditures by major category:
      See Schedule A - Financial Statements
      The promotion and travel expenses of $11,954 related mainly to airfare and accommodation incurred by the directors for trips to Europe to raise funds for the Company
2. Related party transactions:
   a) The aggregate amount of expenditures made to parties not at arm's length from the issuer:
      See Schedule A – Financial Statements – Note 5
3. Summary of securities issued and options granted during the period:
   a) Securities issued during the period:

Issue Date	Type of Issue	Quantity	Price	Proceeds
April 29, 2002	Stock options exercised	88,000	$0.12	$10,560
November 4, 2002	Stock options exercised	326,351	$0.10	$32,635

   b) Options granted during the period:

Date granted	Name	Quantity	Exercise Price	Expiry Date
April 18, 2002	James Reamsbottom	100,000	$0.14	April 18, 2007

4. Summary of securities at the end of the reporting period:
   a) Authorized capital stock:
      See Schedule A – Financial Statements – Note 4
   b) Issued capital stock:
      See Schedule A – Financial Statements – Note 4
   c) Options, warrants and convertible securities outstanding:
      See Schedule A – Financial Statements – Note 4
   d) Shares in escrow of subject pooling:
      See Schedule A – Financial Statements – Note 4
5. List of directors and officers
   a) Directors:
      Peter Haladin
      Jerry A. Minni
      James Reamsbottom
      Julia Harrod
   b) Officers:
      President – Peter Haladin
      Secretary – James Reamsbottom

SCHEDULE C: MANAGEMENT DISCUSSION

Description of Business

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for the mineral property and related deferred costs is dependent upon discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production.

Discussion of Operations and Financial Conditions

During the period under review the Company did not incur any exploration expenditures.

Simkar Property

The dramatic rise in gold prices makes this property viable again. In 1997, the Company spent over $800,000 on a drilling programme and has proven up to approximately 100,000 ounces of gold. The Company will be engaging an engineer to prepare for a possible summer drilling programme.

There has been a lot of actively in the area recently with several companies commencing exploration again.

Otish Mountain Claims

Ashton Resources and Pure Gold Minerals continue to explore the area and have encountered several diamond bearing kimberlites. The Company will be assessing a possible summer exploration programme.

South Africa Diamond Projects

The directors are continuing to discuss participation in two diamond mines, one outside of Pretoria and the other in the Kimberly area of South Africa.

The Company did not earn any income during the period while incurring expenses of $85,840 as compared to expenses of $131,200 during the comparative period. For a detailed analysis of expenditures refer to the financial statements.

There were no legal proceedings against the Company during the period.

The Company had terminated the investor relations agreement with Arlitt Financial Corporation in February, 2002.

The Company did not enter into any other material contracts during the period.

Subsequent Events

See Schedule A – Financial Statements – None

Financings, Principal Purposes and Milestones

$43,195 was raised by the Company during the period from the 88,000 stock options exercised at $0.12 per share, and from the 326,351 stock options exercised at $0.10 per share.

Liquidity and Solvency

The Company had a working capital deficit of $72,409 at November 30, 2002.